Exhibit 99.6

Dear Sir/Madam:

Keefe, Bruyette & Woods, a Stifel Company has been retained by SB Financial Group, Inc. (“SB Financial”) as selling agent in connection with the offering of SB Financial Group, Inc. depositary shares.

At the request of SB Financial, we are enclosing materials explaining the offering of up to 1,500,000 depositary shares, each representing a 1/100th ownership interest in a     % Noncumulative Convertible Perpetual Preferred Share, Series A, of SB Financial. Included in this package is a Prospectus describing the depositary shares. We encourage you to read the enclosed information carefully, including the “Risk Factors” section of the Prospectus.

For additional information, you may call the Offering Information Center, toll free, at (        )         -        , from 10:00 a.m. to 4:00 p.m., Eastern Time, Monday through Friday. The Offering Information Center is closed on bank holidays.

Sincerely,

An investment in the depositary shares is subject to investment risks, including possible loss of the principal invested. This is not an offer to sell or a solicitation of an offer to buy the depositary shares. The offer is made only by the prospectus. The depositary shares are not savings accounts, deposits or other obligations of any bank, thrift or other depositary institution and are not insured or guaranteed by the FDIC or any other governmental agency or instrumentality.